UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 16, 2025 titled “GeoPark Completes Acquisition in Vaca Muerta and Initiates Operatorship of Two High-Quality Blocks”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK COMPLETES ACQUISITION IN VACA MUERTA AND INITIATES

OPERATORSHIP OF TWO HIGH-QUALITY BLOCKS

Bogota, Colombia – October 16, 2025 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced the completion of its previously announced acquisition from Pluspetrol S.A. (“Pluspetrol”) of a 100% operated working interest (“WI”) in the Loma Jarillosa Este and Puesto Silva Oeste blocks, located in the black oil window of the Vaca Muerta formation in Neuquén Province, Argentina.

The Government of Neuquén Province has issued two decrees—DECTO-2025-1226 for the Loma Jarillosa Este Block and DECTO-2025-1270 for the Puesto Silva Oeste Block—and with the issuance of such decrees, all required governmental and regulatory approvals with respect to the acquisition have now been obtained. As per the terms and conditions of the Actas Acuerdo (“Deeds of Agreement”) previously announced, GeoPark has also transferred a 5% WI in the Puesto Silva Oeste Block; to Gas y Petróleo del Neuquén S.A (“GyP”), which joins GeoPark as a strategic partner in the development of this asset.

Following the issuance of the above-mentioned decrees, GeoPark and Pluspetrol have executed public deeds formalizing the transfer of the concessions. As part of the closing, GeoPark has disbursed the remaining balance of the purchase price1, for a total consideration of $115 million2.

The prompt completion of this transaction highlights the strong collaboration between GeoPark, Pluspetrol, GyP, and the Government of Neuquén Province, as well as GeoPark’s long-term commitment to Argentina, disciplined investment, operational excellence, and close partnership with local stakeholders.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “This closing marks an important milestone for GeoPark as we officially become operators in Vaca Muerta. We thank the Government of Neuquén Province, Pluspetrol, and GyP for their trust and partnership throughout this process. Our teams are already on the ground and are ready to deliver on our commitments and develop these assets with the operational and financial excellence, environmental stewardship, and social responsibility that define GeoPark.”

1 Including a security deposit of $22.7 million and $92.3 million balance payment.

2 Amount subject to customary price adjustments.

For further information, please contact:
INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including the Company’s long-term commitments, investment strategy, operational and financial performance as well as the Company’s goals with respect to environmental and social responsibility matters. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: October 17, 2025